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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

NABORS INDUSTRIES LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

G6359F-10-3

(CUSIP Number)

Eugene M. Isenberg
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
281-874-0035

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G-6359F-10-3			Page 2 of 4

1.	Name of Reporting Person: Eugene M. Isenberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,121,381

		8.	Shared Voting Power: 401,726

		9.	Sole Dispositive Power: 8,121,381

		10.	Shared Dispositive Power: 401,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,523,107

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

2

Item 5. Interest in Securities of the Issuer
Signature

The undersigned, EUGENE M. ISENBERG (the “Registrant”), hereby amends his Schedule 13D, as previously amended, with regard to the common stock, par value $0.001 per share, of NABORS INDUSTRIES LTD. as set forth below.

Item 5. Interest in Securities of the Issuer

     As of the close of business on March 16, 2005, the Registrant beneficially owns 8,523,107 Shares comprised of (i) 1,774,268 Shares; and (ii) options currently exercisable and exercisable within 60 days hereof to purchase an aggregate of 6,748,839 Shares at exercise prices ranging from $12.50 per Share to $57.65 per Share. 8,121,381 Shares are held directly by the Registrant, 401,726 Shares are held indirectly through a partnership of which the Registrant is a partner.

     Registrant specifically disclaims beneficial ownership of an aggregate of 386 Shares owned directly or held in trust by his spouse which have been excluded from the Share totals listed above.

     Registrant’s beneficial ownership, excluding the 386 Shares owned directly or held in trust by his spouse of which Registrant disclaims beneficial ownership, constitutes approximately 5.4% of the outstanding Shares, based on 150,423,275 Shares outstanding on February 28, 2005, as reported by Nabors on its Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2005 and increased by the Shares beneficially owned by the Registrant which are issuable pursuant to options exercisable within 60 days of this filing.

     The Registrant has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 8,121,381 Shares and shares the power to vote or direct the vote and shares power to dispose or direct the disposition of 401,726 Shares reported hereby.

     The following represents all of the transactions in the Shares by the Registrant during the past 60 days:

     On February 20, 2005, options held by the Registrant to purchase an aggregate of 633,334 Shares vested. Of this total, options to purchase 316,667 Shares, granted by Nabors pursuant to an employee benefit plan on February 20, 2003, are exercisable for $38.75 per share and options to purchase 316,667 Shares, granted by Nabors pursuant to an employee benefit plan on February 20, 2004, are exercisable for $45.91 per share.

     On February 24, 2005, Nabors awarded the Registrant 100,000 Shares of restricted stock. These Shares may be repurchased by Nabors upon the occurrence of certain events. Nabors’ right to repurchase these Shares lapse in equal installments annually over the three year period following the award date based upon the continued employment of the Registrant by Nabors. The Registrant is entitled to vote all such Shares. These Shares are included in the Registrant’s beneficial ownership above.

     On February 24, 2005, the Registrant was granted options to purchase 350,000 Shares at an exercise price of $57.65 per share. These Options shall vest and become fully exercisable, in whole or in part, on June 1, 2005 subject to the Registrant’s continued employment with Nabors up to such date. These Shares are included in the Registrant’s beneficial ownership above.

     On March 16, 2005 the Registrant exercised options to purchase 4,846,240 Shares of which 3,346,240 options had a per share exercise price of $12.50 and 1,500,000 options had a per share exercise price of $24.75 per share. On March 16, 2005 the Registrant sold 4,846,240 shares in the open market pursuant to Rule 144 at a per share sales price of $56.18.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005	/s/ Eugene M. Isenberg
Eugene M. Isenberg